VIA EDGAR

August 29, 2018

Mr. Jeffrey A. Foor

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Kathy Churko

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Peachtree Alternative Strategies Fund (“Fund”)

File Nos. 811-23184; 333-226019

Dear Mr. Foor and Ms. Churko:

This letter confirms our receipt of oral comments from Ms. Churko on July 24, 2018 and from Mr. Foor on August 15, 2017 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2018 (accession number 0001398344-18-009650). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

August 29, 2018

In addition, please note that the Fund is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) along with this letter. The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund has requested acceleration of the effective date of the Amendment.

Comments/Questions Posed and Our Responses:

Accounting Comments

COMMENT 1. On page 5 of the Prospectus, please revise the language indicating that the Fund does not expect to borrow for non-leverage purposes during the first 12 months of operation.

RESPONSE 1. The Prospectus was revised to state that the Fund does not expect to borrow for non-leverage purposes.

COMMENT 2. On page 29 of the SAI, the numbers listed for the amount of fees accrued, waived and paid to the Adviser in fiscal year 2017 do not foot.

RESPONSE 2. There was a typo in the waived column that has been fixed and the revised numbers listed foot.

Legal Comments

COMMENT 1: In the principal investment strategies section, please provide more guidance as to the amounts the Fund will invest in each of the five categories.

RESPONSE 1: The requested change has been made.

COMMENT 2: In footnote 2 of the Fee Table, please include the maximum incentive allocation or fee that Portfolio Funds charge.

RESPONSE 2: The requested change has been made.

COMMENT 3: Please indicate supplementally whether the fees for certain research, due diligence and risk management services and related travel expenses are included in Other Expenses in the Fee Table.

RESPONSE 3: The Fund confirms that the fees and expenses approved by shareholders in the recent shareholder vote, including the fees for certain research, due diligence and risk management services and related travel expenses, are included in Other Expenses in the Fee Table.

August 29, 2018

COMMENT 4: Please indicate supplementally whether the fees for certain research, due diligence and risk management services and related travel expenses are excluded from the Adviser’s contractual expense limitation discussed in footnote 3 of the Fee Table.

RESPONSE 4: The Fund confirms that the fees and expenses approved by shareholders in the recent shareholder vote, including the fees for certain research, due diligence and risk management services and related travel expenses, are included in the Adviser’s contractual expense limitation discussed in footnote 3 of the Fee Table.

COMMENT 5: We note that the number of individuals listed as controlling the Adviser has changed. Has the Adviser undergone a change of control?

RESPONSE 5: The Fund erroneously listed certain individuals as controlling the Adviser in prior filings. In fact, only one individual has controlled the Adviser since the Fund’s initial shareholder approved the initial Investment Advisory Agreement.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence